

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2011

Via E-Mail
Mr. Michael J. Friedman
President and Chief Executive Officer
Fresh Harvest Products, Inc.
280 Madison Avenue, Suite 1005
New York, New York 10016

Re: Fresh Harvest Products, Inc.
Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
Filed: May 26, 2011
File No. 000-51390

Dear Mr. Friedman:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

General

1. To the extent comments below also apply to your Annual Report on Form 10-K that we are concurrently reviewing, please revise your Form 10-K accordingly.

Why are additional shares of common stock being authorized, page 2

2. We note inconsistencies in your disclosures regarding the number of shares of Series A preferred stock you have issued. For example, your disclosure in the first and second paragraphs under this heading states that the company has issued 300,000 shares of Series A preferred stock to A.C. La Rocco and an additional 2,010,003 shares of Series A preferred stock between March 4, 2011 and March 8, 2011, or a total of 2,310,003 shares when combined with the A.J. La Rocco shares. Under the headings “Issuance to Take

and Bake, Inc." on page 27 and "Other Issuances of Series A Preferred Stock" beginning on page 27, you disclose the issuance of a total of 2,290,003 shares of Series A preferred stock. We also note your disclosure on page 4 in your Form 8-K filed on March 9, 2011 that you issued an aggregate of approximately 1,252,759 shares of Series A Preferred Stock to creditors as conversion of debt, which is inconsistent with your statement on page 28 of your preliminary proxy statement that you issued an aggregate of approximately 1,232,759 shares of Series A Preferred Stock to creditors as conversion of debt. Please reconcile these statements and revise your filing accordingly.

Settlement Agreement, page 35

3. Please confirm to us that your description of the settlement agreement discloses the material terms of this agreement or revise to disclose the material terms.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director

cc: Clayton Parker
        K&L Gates LLP